Z BEHLEN

Meticulous, Detail-Oriented, Committed

EDUCATION

The University of Chicago, Chicago, IL
Bachelor of the Arts, March 2011
Homewood-Flossmoor Community High School, Flossmoor, IL
Diploma, June 2007

WORK EXPERIENCE

ReInvent the Wheel / MBZ Parts

Sales Manager, February 2019 – Present

- In this position I manage other team members, oversee all orders, manage supplier relations, assign prices to parts not already in our catalog, reference the MB electronic parts catalog for interchange and technical information, and respond to customer inquiries.

Inventory Assistant, July 2020 – Present

- After hiring our current Lead Sales Agent, I began to take on catalog maintenance and expansion duties. In this position I correct any errors I find in our existing catalog (part numbers, dimensions, or interchange information), and I also add new listings to our site from the databases created by our fulfillment manager (photos and dimensions of new and used parts.) I also seek out new potential suppliers and distributors for parts that are not available from conventional supply chains.

Sales Assistant, May 2018 – February 2019

- In this position I processed orders from eBay and our website, delegated tasks to the shipping agent, answered the phones, provided customer service for email/direct inquiries, and familiarized myself with our online catalog and physical inventory in Merlin. As my knowledge base and our sales grew, I was promoted to Sales Manager.

Shipping Agent, Assistant Salvage Technician, January 2013 – December 2013

- As one of the first regular employees of ReInvent the Wheel, I shipped orders from our eBay store and pulled parts from cars in the salvage yard as needed to fulfill orders and maintain inventory.

Personal Support Worker, Grants Pass, OR
November 2015 – June 2018

- In this position I supported a woman with disabilities in meeting her basic needs, and expanded her opportunities to grow and thrive through providing consistent, attentive care.

United States Postal Service, Wolf Creek, OR and Glendale, OR
Rural Mail Carrier Substitute, March 2014 – November 2016

- This position, though on-call, primed me well for my work at ReInvent the Wheel. Mail carriers must be extremely detail-oriented and fast-paced, as well as courteous and professional.

SKILLS

Proficient in using the Mercedes-Benz Electronic Parts Catalog, Microsoft Office, and Adobe Photoshop, Acrobat. Excellent organizational memory, clear and direct communication skills. Conversant in Spanish, French, and Hindi.